UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Santa Elena Silver/Gold Mine, Sonora, Mexico - NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates
99.2	Consent of M. Vazquez
99.3	Consent of P. Rosario
99.4	Consent of P. Spurgeon
99.5	Consent of R. Mendoza
99.6	Certificate of Qualified Person (Ramón Mendoza Reyes)
99.7	Certificate of Qualified Person (Phillip James Spurgeon)
99.8	Certificate of Qualified Person (María Elena Vázquez Jaimes)
99.9	Certificate of Qualified Person (Persio Pellegrini Rosario)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

November 26, 2021